THIS PAPER DOCUMENT IS BEING SUBMITTED
PURSUANT TO RULE 101(d) OF REEGULATION S-T

FORM U-12(I)-B (THREE-YEAR STATEMENT)
[As last amended in Release No. 35-26031, effective May 31, 1994, 59 F.R. 21992.]

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Calendar Year 2000

FORM U-12(I)-B

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING
COMPANY ACT OF 1935 BY A PERSON EMPLOYED OR RETAINED BY A
REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND
WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE
EXPENSES AS SPECIFIED IN RULE 71(b)

(To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)

1. Name and business address of person filing statement.
Sidley & Austin, 1722 Eye Street, N.W., Washington, D.C.
20006.
2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.
Frederic G. Berner, Jr., and Julia E. Sullivan, Sidley &
Austin, 1722 Eye Street, N.W., Washington, D.C.  20006.
3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.
NiSource Inc.
4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item
3, and brief description of nature of services to be rendered in each such position or relationship.
Employed by Columbia Energy Group, a subsidiary of NiSource
Inc., to represent Columbia Gas Transmission Corporation in proceedings before the Federal Energy Regulatory
Commission.
5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

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                       Salary or other
                       compensations
                     -------------------
Name of recipient  received     to be     Person or company from
                                received  whom received or to
                     (a)        (b)       be received
================================================================
----------------------------------------------------------------
----------------------------------------------------------------
----------------------------------------------------------------
----------------------------------------------------------------
================================================================

(b) Basis for compensation if other than salary.
6. (To be answered in supplementary statement only.  See
instructions.)  Expenses incurred by the undersigned or any
person named in item 2, above, during the calendar year in
connection with the activities described in item 4, above,
and the source or sources of reimbursement for same.
(a) Total amount of routine expenses charged to client: $-
----------------------------
(b) Itemized list of all other expenses:

Date:  March 12, 2001		(Signed) Julia E. Sullivan

Section 12(i) of the Public Utility Holding Company Act of
1935 provides that it shall be unlawful for any person employed or retained by any registered holding company, or any subsidiary company thereof, to present, advocate, or oppose any matter affecting any registered holding company or any subsidiary company thereof, before the Congress or any Member or Committee thereof, or before the Commission or Federal Power Commission, or any member, officer, or employee of either such Commission, unless appropriate reports are filed as the Commission may prescribe.